06002717

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 8680

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
V. M. Manning & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East Washington Street
(No. and Street)

Greenville, (City) South Carolina (State) 29601 (Zip Code)

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B. Arrington, III (864) 232-8231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name — *if individual, state last, first, middle name*)

P. O. Box 6286 (Address) Greenville, (City) South Carolina (State) 29606 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
203

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson B. Arrington, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V. M. Manning & Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Nelson B Arrington III
Signature

President
Title

Wendy V. Baldwin
Notary Public

My Commission Expires: May 7, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not Consolidated
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A (Revenues under $500,000)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of *V. M. Manning & Company, Inc.* as of December 31, 2005 and the related statements of operations and retained earnings, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of *V. M. Manning & Company, Inc.* as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 6, 2006

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS		$	140,164
DEPOSIT WITH CLEARING AGENT			50,074
MANAGEMENT FEES RECEIVABLE			51,326
RECEIVABLES FROM STOCKHOLDERS			19,800
INCOME TAX REFUND RECEIVABLE			255
SECURITIES OWNED			461,910
COINS			8,129
PROPERTY AND EQUIPMENT (net of accumulated depreciation of $21,294)			6,900
		$	738,558

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$	14,537
PAYABLE TO CLEARING AGENT			336,661
SUBORDINATED LOAN AGREEMENT			125,000
STOCKHOLDERS' EQUITY			
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500		
Retained earnings	254,860		262,360
		$	738,558

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of ***V. M. Manning & Company, Inc.*** as of December 31, 2005 and the related statements of operations and retained earnings, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ***V. M. Manning & Company, Inc.*** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 6, 2006

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS		$ 140,164
DEPOSIT WITH CLEARING AGENT		50,074
MANAGEMENT FEES RECEIVABLE		51,326
RECEIVABLES FROM STOCKHOLDERS		19,800
INCOME TAX REFUND RECEIVABLE		255
SECURITIES OWNED		461,910
COINS		8,129
PROPERTY AND EQUIPMENT (net of accumulated depreciation of $21,294)		6,900
		$ 738,558

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$ 14,537
PAYABLE TO CLEARING AGENT		336,661
SUBORDINATED LOAN AGREEMENT		125,000
STOCKHOLDERS' EQUITY		
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500	
Retained earnings	254,860	262,360
		$ 738,558

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2005

REVENUES		
Commissions		$ 30,306
Investment management fee income		201,406
Net inventory and investment loss		21,342
Interest, dividends and other		13,367
		266,421
EXPENSES		
Commissions	$ 161,034	
Communications	5,847	
Taxes other than income	16,046	
Other	120,067	302,994
Loss before income taxes		(36,573)
PROVISION FOR INCOME TAXES		-
Net loss		(36,573)
RETAINED EARNINGS, BEGINNING OF YEAR		291,433
RETAINED EARNINGS, END OF YEAR		$ 254,860
NET LOSS PER SHARE		$ (4.88)

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

OPERATING ACTIVITIES		
Net loss	$	(36,573)
Adjustments to reconcile net loss to net cash used for operating activities		
Depreciation		3,600
Changes in deferred and accrued amounts		
Deposit with clearing agent		(48)
Management fees receivable		5,269
Securities owned		(150,411)
Accrued expenses and other liabilities		2,511
Payable to clearing agent		135,084
Gain from sale of securities		(7,075)
Net cash used for operating activities		(47,643)
INVESTING ACTIVITIES		
Proceeds from sales of securities		57,021
Increase in cash and cash equivalents		9,378
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		130,786
CASH AND CASH EQUIVALENTS, END OF YEAR	$	140,164

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2005

STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$	298,933
NET LOSS FOR THE YEAR		(36,573)
STOCKHOLDERS' EQUITY, END OF YEAR	$	262,360

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2005

BALANCE, BEGINNING OF YEAR	$	125,000
INCREASE: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		-
BALANCE, END OF YEAR	$	125,000

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

V. M. Manning & Company, Inc. (the "Company") is a securities broker with one office located in Greenville, South Carolina. The Company trades securities for its individual and institutional customers, most of which are located in the southeastern United States.

Cash equivalents

The Company considers all short-term nonequity investments with an original maturity of three months or less to be cash equivalents.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Securities that are bought principally for the purpose of selling them are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

The fair value of substantially all securities is determined by quoted market prices.

Property and equipment

Property and equipment are carried at cost, with depreciation being provided using straight-line and accelerated methods over the assets' useful lives.

Settlement date

Customer trades are accounted for on the settlement date basis.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net income (loss) per common share

Net income (loss) per common share is computed based on the weighted average number of shares outstanding during each period in accordance with SFAS No. 128, "Earnings Per Share".

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Securities owned at December 31, 2005 consist of trading and investment securities carried at a quoted market value of $461,910.

Coins owned at December 31, 2005 consist of antique American coins carried at a quoted market value of $8,129.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2005:

	Life in years	Cost
Automobile	5	$ 18,000
Office furniture and equipment	5	5,232
Telephone equipment	5	4,962
		28,194
Less accumulated depreciation		21,294
		$ 6,900

Depreciation expense totaled $3,600 for 2005.

NOTE 4 - INCOME TAXES

The Company has deferred tax assets primarily related to net operating losses and unrealized losses on securities. The Company has recorded a 100 percent valuation allowance against the deferred tax assets due to uncertainty of their ultimate realization. No current year provision is required based on the prior net operating losses.

NOTE 5 - CLEARING AGREEMENT

Throughout 2005, the Company contracted with a clearing agent to act on a fully disclosed basis for all accounts. The Company acts as introducing broker, and customer accounts so designated are carried on the books of the clearing agent. At December 31, 2005, the Company owed the clearing agent $336,661 for the purchase of bonds that are included in securities on the statement of financial condition.

NOTE 6 - SUBORDINATED LOAN AGREEMENT

During 2003, the Company entered into a $125,000 subordinated loan agreement ("loan") with an employee. The National Association of Securities Dealers ("NASD"), has determined the loan is eligible for inclusion in the Company's net capital. The loan has no interest rate and matures on December 31, 2008 with a balloon payment. In lieu of paying interest, as part of an employment agreement, the Company pays the employee all interest earned on the invested funds, net of applicable expenses.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission (SEC), was $282,031 as of December 31, 2005. At this date, the required net capital was $100,000.

The SEC requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to one. As of December 31, 2005, the Company's ratio was 1.69 to one.

NOTE 8 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2005:

Cash and cash equivalents	$ 140,164
Cash segregated in compliance with federal and other regulations	-
	$ 140,164

In 2005, cash was paid for state corporate income tax estimates in the amount of $255.

NOTE 9 - RELATED PARTY TRANSACTIONS

During 2005, the Company paid three stockholder-employees a total of $172,400 in commissions and salary. All were employed substantially full-time in the Company.

As of December 31, 2005, the Company had receivables from stockholders totaling $19,800.

The Company leases its premises from a related party under a month-to-month lease for $1,400 per month.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2005

AMENDED

Supplementary Schedule 1

V. M. MANNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

TOTAL OWNERSHIP EQUITY	$ 262,360
ADD	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	125,000
Total capital and allowable subordinated liabilities	387,360
DEDUCT	
Nonallowable (a)	67,684
Net capital before haircuts on securities positions	319,676
HAIRCUTS - Securities in inventory (b)	37,645
Net capital	$ 282,031

(a)	Nonallowable securities	$ 32,600
	Receivables from stockholders and related party	19,800
	Book value of property and equipment	6,900
	Coins	8,129
	Income tax refund receivable	255
		$ 67,684

(b)	Other securities haircuts [15c3-l(c)(2)(vi)(J)]	$ 37,645

V. M. MANNING & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

CREDIT BALANCES	
Free credit balances and other balances in customers' security accounts	$ -
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	-
Customers' securities failed to receive	-
Total 15c3-3 credits	-
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	-
Failed to deliver of customers' securities not older than thirty days	-
Total 15c3-3 debits	-
	$ -

V. M. MANNING & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	$ -

V. M. MANNING & COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2005

	Unaudited	Adjustments Dr. (Cr.)	Audited
ALLOWABLE ASSETS			
Cash	$ 140,164	$	$ 140,164
Management fees receivable	51,326		51,326
Securities	429,310		429,310
Deposit with clearing agent	50,074		50,074
NON-ALLOWABLE ASSETS			
Securities	32,600		32,600
Book value of property and equipment	6,900		6,900
OTHER ASSETS	28,184		28,184
Total assets	$ 738,558	$	$ 738,558
PAYABLE TO CLEARING AGENT	$ 336,661	$	$ 336,661
ACCRUED EXPENSES AND OTHER	14,537		14,537
SUBORDINATED LOAN AGREEMENT	125,000		125,000
Total liabilities	476,198		476,198
CAPITAL ACCOUNTS			
Capital stock	7,500		7,500
Retained earnings	254,860		254,860
Total capital	262,360		262,360
Total liabilities and capital	$ 738,558	$	$ 738,558

V. M. MANNING & COMPANY, INC.
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005

Payroll taxes withheld and accrued	$ 1,742
Commissions due to salesmen	12,625
Subordinated loan agreement	125,000
Payable to clearing agent	336,661
Other	170
	$ 476,198

Supplementary Schedule 6

V. M. MANNING & COMPANY, INC.
RECONCILIATION OF PRELIMINARY NET INCOME TO FINAL
For the year ended December 31, 2005

Net loss per preliminary FOCUS report	$ (36,573)
Adjustment	-
Net loss per final statement of operations	$ (36,573)

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

INDEPENDENT RESISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements of ***V. M. Manning & Company, Inc.*** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Elliott Davis, LLC

Greenville, South Carolina
February 6, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2005

V. M. MANNING & COMPANY, INC.
(Name of Respondent)

211 East Washington Street
P. O. Box 10389
Greenville, South Carolina 29603
(Address of principal executive office)

Nelson B. Arrington, III
President
V. M. Manning & Company, Inc.
P. O. Box 10389
Greenville, South Carolina 29603
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

V. M. MANNING & COMPANY, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

**(Pursuant to paragraph (d) of Rule 17a-5
of Securities and Exchange Commission)**